                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC



                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                              WASHINGTON HOMES INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    938864105
                                 (CUSIP Number)



                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                NOVEMBER 1, 1999
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


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CUSIP No. 938864105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                    (7)   Sole Voting Power
                           TBC has sole voting power with respect to 367,889
                           shares held in certain TBC accounts (as hereinafter
                           defined). Additionally, certain of the Members of TBC
                           may be deemed to have sole power to vote certain
                           shares as more fully set forth herein.
Number of Shares    ------------------------------------------------------------
Beneficially        (8)   Shared Voting Power
Owned by Each              0 shares
Reporting Person
With                ------------------------------------------------------------
                    (9)   Sole Dispositive Power
                           0 shares, except that certain of the Members of TBC
                           may be deemed to have sole power to dispose of
                           certain shares as more fully set forth herein.
                    ------------------------------------------------------------
                    (10)  Shared Dispositive Power
                           375,884 shares held in accounts of TBC (as
                           hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         375,884 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [x]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         4.73%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00
--------------------------------------------------------------------------------



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CUSIP No. 938864105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions) WC and BK

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                    (7)   Sole Voting Power
                           15,000 shares, except that the general partners in
                           Vanderbilt, solely by reason of their positions as
                           such, may be deemed to have shared power to vote
                           these shares.
Number of Shares    ------------------------------------------------------------
Beneficially        (8)   Shared Voting Power
Owned by Each              0 shares
Reporting Person
With                ------------------------------------------------------------
                    (9)   Sole Dispositive Power
                           15,000 shares, except that the general partners in
                           Vanderbilt, solely by reason of their positions as
                           such, may be deemed to have shared power to vote
                           these shares.
                    ------------------------------------------------------------
                    (10)  Shared Dispositive Power
                           0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         15,000 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.19%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------



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PRELIMINARY NOTE

         The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC and Vanderbilt dated May 29, 1998 ( the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC and Vanderbilt comprise a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock"), of Washington Homes Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1 is a company organized under the laws of Maryland, with its principal executive offices at 1802 Brightseat Road, Landover, Maryland 20785.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 1 is being filed because the filing persons are no longer subject to the filing requirements under Section 13(d) (3) of the Securities Exchange Act (the"Act") as a result of the disposition of their respective shares of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 375,884 shares of Common Stock, which constitutes approximately 4.73% of the 7,949,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, Vanderbilt beneficially owns directly 15,000 shares of Common Stock, which constitutes approximately 0.19% of the 7,949,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 390,884 shares, which constitutes approximately 4.92% of the 7,949,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of Vanderbilt, or a member of TBC, is 390,884 shares, which constitutes approximately 4.92% of the 7,949,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

         Each of TBC and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.


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         (b) TBC has investment discretion with respect to 375,884 shares of
Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 367,889 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 367,889 shares of Common Stock held in certain TBC Accounts.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by Vanderbilt during the sixty-day period ended as of the date hereof. During the 60-day period ended as of the date hereof, transactions in Common Stock effected by TBC are set forth below:

                    NO OF SHARES       NO OF SHARES       PRICE
TBC ACCOUNTS        PURCHASED          SOLD               PER SHARE

09/09/99                                1,145             $6 3/8
09/28/99                                2,455             $6 5/16
09/29/99                                  610             $6 1/8
10/19/99                                  375             $5 1/2
10/26/99                                2,605             $5 1/8
10/28/99                                2,840             $5 1/2
11/01/99                               22,070             $5.0461


         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBC and Vanderbilt ceased to be the owner of more than 5% of the Common Stock on November 1, 1999.


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                                    SIGNATURE


         Each of Tweedy, Browne Company LLC and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

                                             TWEEDY, BROWNE COMPANY LLC



                                             By /s/ Christopher H. Browne
                                                --------------------------------
                                                Christopher H. Browne
                                                Member




                                             VANDERBILT PARTNERS, L.P.



                                             By /s/ Christopher H. Browne
                                                --------------------------------
                                                Christopher H. Browne
                                                General Partner



Dated: November 15, 1999